Exhibit (a)(1)(F)

FORM OF COMMUNICATION TO ELIGIBLE OPTIONHOLDERS

CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL

Date:
To:
From:	Google Inc.
Re:	Confirming receipt of notice of withdrawal

This message confirms that we have received your Notice of Withdrawal pursuant to the Exchange Offer website. If your Notice of Withdrawal is properly completed and acknowledged, this means that you have withdrawn all of your Eligible Options from the Exchange Offer and that you have revoked your previous acceptance of our offer to exchange your Eligible Options for New Options. You will not receive any New Options. You will retain your Eligible Options previously tendered for exchange with their existing terms, exercise prices, vesting schedules and other terms and conditions. Your Eligible Options will continue to be governed by the 2004 Stock Plan under which they were originally granted and by any existing stock option agreements with Google.